March 20, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Attention:	Heather Percival

Re:	Sunshine Heart, Inc.
Registration Statement on Form S-1
File No. 333-216053
Acceleration Request
	Requested Date:	March 21, 2017
	Requested Time:	5:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sunshine Heart, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-215112) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon as practicable thereafter, or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Company hereby authorizes each of Phillip D. Torrence, Meredith Ervine and Jessica Herron of Honigman Miller Schwartz and Cohn LLP, counsel to the Company, to make such request on its behalf.

In connection with the acceleration request, the Company hereby acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm the effectiveness of the Registration Statement with Phillip D. Torrence of Honigman Miller Schwartz and Cohn LLP by telephone at (269) 337-7702.

[Signature page follows]

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Sincerely,

SUNSHINE HEART, INC.

/s/ JOHN L. ERB

John L. Erb
Chairman, President and Chief Executive Officer

cc:                                Claudia Drayton, Sunshine Heart, Inc.

Phillip D. Torrence, Honigman Miller Schwartz and Cohn LLP

Meredith Ervine, Honigman Miller Schwartz and Cohn LLP

Jessica Herron, Honigman Miller Schwartz and Cohn LLP